FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  22 April, 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF SUBMISSION OF ANNUAL GENERAL MEETING DOCUMENTATION TO THE FINANCIAL SERVICES AUTHORITY (FSA) AND NEW YORK STOCK EXCHANGE (NYSE)

Signet Jewelers Limited - 42069

2 Church Street
Hamilton, Bermuda

Documents Filed

Notice of 2009 Annual General Meeting
Form of Proxy

Form of Direction

Copies of each of the above documents have been submitted to the UK Listing Authority and NYSE and will shortly be available for inspection.

At the 2009 Annual General Meeting due to be held on 16 June 2009, it is proposed that the Company adopts a new omnibus share plan. A summary of the proposed plan is set out in the Notice of 2009 Annual General Meeting which is available on the Company’s website at www.signetjewelers.com.

22 April 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 22 April, 2009